

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 1, 2022

Kinney L. McGraw
Chief Executive Officer
Midnight Gaming Corporation
1900 E. Golf Road
Suite 950
Schaumburg, Illinois 60173

      Re: Midnight Gaming Corporation
         Registration Statement on Form S-1
         Filed July 21, 2022
         File No. 333-266245

Dear Mr. McGraw:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2022 letter.

Form S-1 filed July 21, 2022

Executive Compensation, page 24

1.   Please update your compensation disclosure for the fiscal year ended December 31, 2021. See Item 402(m) of Regulation S-K.

Financial Statements for the Three Months Ended March 31, 2022 and March 31, 2021
Balance Sheet, page F-13

2.   Revise your heading "As on March 31, 2022" to indicate that these balances are unaudited.

Statement of Operations, page F-14

3.   It appears that you are including a statement of operations for the year ended March 31, 2021. Revise to clarify if you mean the three months ended March 31, 2021. Otherwise, include a statement of operations for the three months ended March 31, 2021. In this regard, the requirements of Article 8-03 of Regulation S-X are to provide only statements of comprehensive income and statements of cash flows for the interim period up to the date of the issuer's most recent fiscal quarter and the comparable period of the preceding fiscal year. Also, ensure that each of your headings for the three months ended March 31, 2022 and the three months ended March 31, 2021 indicate that these balance are unaudited.

Statement of Cash Flows, page F-16

4.   Revise your headings "For the three months ended March 31, 2022 and "For the three months ended March 31, 2021" to indicate that these balances are unaudited.

Notes to Financial Statements
Note 6-Related Party Transactions, page F-20

5.   Your disclosure indicates that you are due $29,126 from a shareholder who owns 27.5% of the shares of the company and that during Q1 2022, the balance shifted from a liability to a loan receivable. Clarify where this $29,126 receivable is reflected on your balance sheet as of March 31, 2022. Also, reconcile the changes in the balance due to/from this shareholder during the three months ended March 31, 2022 with the amounts you disclose in the statement of cash flows. Ensure that amounts included in your statement of cash flows only reflect amounts actually paid to or received from this shareholder. Ensure your notes fully explain the changes in this balance.

6.   Your balance sheet and statement of cash flows appear to indicate that you received $100,000 during the period reflected as a Note Payable, but the notes to the financial statements do not describe this transaction. Please disclose the terms of this note payable including interest rate and repayment terms.

Exhibits

7.   Please have your Independent Registered Public Accounting Firm update the date of its consent in Exhibit 23.1.

Kinney L. McGraw
Midnight Gaming Corporation
August 1, 2022
Page 3

        You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
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